Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2018 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2018 Third Quarter

(Year over Year (YoY) growth % are based on constant currency; (1) please see table below for YoY growth % on actual basis)

•	Room nights(8) for MMT India (6) Standalone Hotels – Online increased by 166.3% YoY in 3Q18.
•	Flight segments(9) for Air ticketing business increased by 64.9% YoY in 3Q18.
•	Revenue increased 36.0% YoY in 3Q18 to $172.5 million.
•	Revenue less service costs(2) increased 93.8% YoY in 3Q18 to $151.4 million.
•	Revenue less service costs(2) for Hotels and packages increased 131.5% YoY in 3Q18 to $83.9 million.
•	Adjusted Operating Profit (Loss)(3) improved to loss of $33.9 million in 3Q18 versus a loss of $45.0 million in 2Q18.

Gurgaon, India and New York, February 8, 2018 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its quarter ended December 31, 2017.

“Our fiscal third quarter financial results reflect our focus on delivering strong growth with improving operational efficiencies,” said Deep Kalra, Group Chairman and Group CEO. “We continued to leverage our scale and multi brand strategy to broaden our reach to customers and deliver highly differentiated travel services.”

MakeMyTrip’s financial and operating results for the fiscal 2018 third quarter include the financial and operating results of ibibo Group Holdings (Singapore) Pte. Ltd. and its subsidiaries (“ibibo Group”) which we acquired on January 31, 2017.

(in thousands except EPS)	3 months Ended December 31, 2016	3 months Ended December 31, 2017	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$123,248	$172,477	39.9%	36.0%
Results from Operating Activities	$(3,145)	$(48,168)
Profit (Loss) for the period	$16,556	$(45,348)
Diluted Earnings (Loss) per share	$0.31	$(0.45)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$76,545	$151,407	97.8%	93.8%
Air Ticketing	$38,216	$50,924	33.3%	30.2%
Hotels & packages	$35,472	$83,861	136.4%	131.5%
Other	$2,857	$16,622	481.8%	475.8%
Adjusted Operating Profit (Loss)(3)	$1,322	$(33,911)
Adjusted Net Loss (4)	$(5,894)	$(30,476)
Adjusted Diluted loss per share(4)	$(0.12)	$(0.30)
Operating Metrics
Gross Bookings(5)
Air Ticketing	$378,172	$689,647	82.4%	76.7%
Hotels & packages	$182,572	$367,850	101.5%	96.2%
Number of Transactions
Air Ticketing	2,319	3,980	71.6%
Hotels & packages	1,507	3,239	114.9%
Number of flight segments / room nights
Air Ticketing – Flight segments(9)	5,132	8,463	64.9%
Hotels & packages – Room nights(8)	2,411	5,592	131.9%
Standalone Hotels – Online(7) – Room nights	2,025	5,392	166.3%

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

Represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which had been adjusted against revenue. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)

Profit (Loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of derivative financial instrument, interest expense on financial liabilities measured at amortized cost, share of loss of equity-accounted investees, and income tax expense (benefit).

(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiaries “MakeMyTrip (India) Private Limited” and “Ibibo Group Private Limited”.
(7)	Standalone Hotels – Online include Standalone Hotels booked on Desktops, laptops, mobiles and other online platforms.
(8)

“Room nights,” also referred to as a “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(9)	“Flight segment” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the measures set forth in notes (1) to (9) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other information

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per Ordinary Share not exceeding $21.50 until November 30, 2021. As of December 31, 2017, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

MakeMyTrip Limited’s financial and operating results for the fiscal 2018 third quarter ending December 31, 2017, include the financial and operating results of ibibo Group, which was acquired on January 31, 2017. Accordingly, the reported results of Fiscal 2018 third quarter which is inclusive of the impact of the consolidation of the ibibo Group may not be comparable with the reported result of Fiscal 2017 third quarter which did not have any impact of the consolidation of the ibibo Group.

Comparable Selected Operating and Financial Data (Unaudited) post consolidation of the ibibo Group is provided for the first, second and third quarter of Fiscal 2018 separately.

Fiscal 2018 Third Quarter Financial Results

Revenue. We generated revenue of $172.5 million in the quarter ended December 31, 2017, an increase of 39.9% (36.0% in constant currency) over revenue of $123.2 million in the quarter ended December 31, 2016. In the quarter ended December 31, 2016, we recognized incremental revenue of $9.2 million in our air ticketing business based on quarterly evaluation of trends of refund rights exercised by our customers along with a change in the estimate for provisions for cancelled tickets pursuant to confirmation from vendors. Excluding incremental revenue, our revenue increased by 51.3% (47.0% in constant currency).

Air Ticketing. Revenue from our air ticketing business increased by 5.9% (2.8% in constant currency) to $40.5 million in the quarter ended December 31, 2017 from $38.2 million in the quarter ended December 31, 2016. Excluding incremental revenue as explained above, our air ticketing revenue increased by 39.6% (35.5% in constant currency).

Revenue less service costs from our air ticketing business increased by 33.3% (30.2% in constant currency) to $50.9 million in the quarter ended December 31, 2017 from $38.2 million in the quarter ended December 31, 2016. Excluding incremental revenue as explained above, revenue less service costs increased by 75.7% (71.6% in constant currency). In the quarter ended December 31, 2017, air ticketing revenue less service costs includes $10.4 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $10.4 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends. Under IFRS, these customer discounts were required to be offset against revenue. The increase in air ticketing revenue and revenue less service costs was due to an increase in gross bookings of 82.4% (76.7% in constant currency) driven by 64.9% increase in the number of air ticketing flight segments year over year including the impact of consolidation of the ibibo Group acquired on January 31, 2017. Further, our net revenue margin (defined as revenue less service cost as a percentage of gross bookings) decreased from 10.1% in the quarter ended December 31, 2016 to 7.4% in the quarter ended December 31, 2017. Excluding incremental revenue as explained above, our net revenue margin was 7.8% in the quarter ended December 31, 2016 as against 7.6% in the previous reported quarter and 7.4% in the quarter ended December 31, 2017.

Hotels and Packages. Revenue from our hotels and packages business increased by 38.4% (34.1% in constant currency) to $113.7 million in the quarter ended December 31, 2017, from $82.2 million in the quarter ended December 31, 2016. Our revenue less service costs increased by 136.4% (131.5% in constant currency) to $83.9 million in the quarter ended December 31, 2017 from $35.5 million in the quarter ended December 31, 2016. In the quarter ended December 31, 2017, hotels and packages revenue less service costs includes $13.9 million of certain customer discounts which are in the nature of promotions expenses adjusted against revenue. This $13.9 million added back to revenue less services costs, with the accompanying increase in marketing and sales promotions expenses, is intended to more accurately reflect the way the company views its ongoing business and spends.  Under IFRS, these customer discounts were required to be offset against revenue. Gross bookings increased by 101.5% (96.2% in constant currency) driven by 131.9% increase in the number of hotels room-nights year over year including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Net revenue margin has improved from 19.4% in the quarter ended December 31, 2016 to 22.8% in the quarter ended December 31, 2017 driven by increasing mix of standalone hotels bookings as a percentage of overall transactions.

Other Revenue. Our other revenue increased to $18.3 million in the quarter ended December 31, 2017 from $2.9 million in the quarter ended December 31, 2016, and our other revenue less service cost increased to $16.6 million in the quarter ended December 31, 2017 from $2.9 million in the quarter ended December 31, 2016. This was primarily due to bus ticketing revenue less service costs of $11.6 million in the quarter ended December 31, 2017 mainly contributed by ibibo Group consolidation coming from 9.2 million travelled bus tickets with gross bookings of $129.8 million. The increase in other revenue was further aided by growth in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 97.8% (93.8% in constant currency) to $151.4 million in the quarter ended December 31, 2017 from $76.5 million in the quarter ended December 31, 2016, primarily as a result of a 136.4% (131.5% in constant currency) increase in our hotels and packages revenue less service costs, a 33.3% (30.2% in constant currency) increase in our air ticketing revenue less service costs and increase in our other revenue less service costs including the impact of consolidation of the ibibo Group acquired in January 31, 2017. Excluding incremental revenue as explained above our total revenue less service costs increased by 124.9% (120.3% in constant currency).

In the quarter ended December 31, 2017, revenue less service costs also includes $24.3 million of certain customer discounts which are in the nature of promotion expenses adjusted against revenue. For further information and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure (revenue), see “— About Non-IFRS Financial Measures” and “Reconciliation of IFRS to Non-IFRS Financial Measures” elsewhere in this Report.

Personnel Expenses. Personnel expenses increased by 97.0% to $26.9 million in the quarter ended December 31, 2017 from $13.7 million in the quarter ended December 31, 2016 was mainly due to the consolidation of the ibibo Group, and an annual increase in wages in fiscal year 2017. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 3.4% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 144.6% to $109.0 million in the quarter ended December 31, 2017 from $44.5 million in the quarter ended December 31, 2016. Primary drivers of this year on year increase include significant customer inducement and acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business and increases in brand advertisement expenses that was incurred in the quarter ended December 31, 2017 and the consolidation of marketing and sales promotion expenses of the ibibo Group. Including the promotion expenses of $24.3 million adjusted against revenue as explained above, marketing and sales promotion expenses increased by 199.2% year over year. These expenses at $133.3 million were lower than the total revenue less service costs of $151.4 million in the quarter ended December 31, 2017 compared to being at $135.8 million and total revenue less service costs of $139.2 million as reported in the previous quarter.

Other Operating Expenses. Other operating expenses increased by 79.3% to $32.6 million in the quarter ended December 31, 2017 from $18.2 million in the quarter ended December 31, 2016, primarily as a result of an increase in payment gateway charges, legal and professional charges and outsourcing expenses in line with the growth in our business and contribution of other operating expenses of the ibibo Group.

Depreciation and Amortization. Our depreciation and amortization expenses increased to $6.9 million in the quarter ended December 31, 2017 from $3.4 million in the quarter ended December 31, 2016, primarily as a result of an increase in amortization costs on acquisition-related intangibles related to the ibibo Group acquisition.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $48.2 million in the quarter ended December 31, 2017 as compared to a loss of $3.1 million in the quarter ended December 31, 2016. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the third quarter of both fiscal years 2018 and 2017, and merger and acquisitions related expenses for the quarter ended December 31, 2016, we would have recorded an operating loss of $33.9 million in the quarter ended December 31, 2017 as compared with an operating profit of $1.3 million in the quarter ended December 31, 2016.

Net Finance Income. Our net finance income was $3.4 million in the quarter ended December 31, 2017 as compared to a net finance income of $20.1 million in the quarter ended December 31, 2016, primarily due to net gain on fair value of derivative financial instrument of $27.9 million which was partially offset by deferred difference amortized cost of $5.3 million on convertible notes in the quarter ended December 31, 2016. Further, we recognized a foreign exchange loss of $1.8 million in the quarter ended December 31, 2016 as compared to a foreign exchange gain of $2.0 million in the quarter ended December 31, 2017 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar during the quarter ended December 31, 2017.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2017 was $45.3 million as compared to a profit of $16.6 million in the quarter ended December 31, 2016. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense (benefit) for both quarters ended December 31, 2017 and 2016, merger and acquisitions related expenses, net change in fair value of derivative instrument, and interest expense on financial liabilities measured at amortised cost for the quarter ended December 31, 2016, we would have recorded a net loss of $30.5 million in the quarter ended December 31, 2017 and a net loss of $5.9 million in the quarter ended December 31, 2016.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.45 for the quarter ended December 31, 2017 as compared to diluted earnings per share of $0.31 in the quarter ended December 31, 2016. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, share of loss of equity-accounted investees, and income tax expense (benefit) for both quarters ended December 31, 2017 and 2016, merger and acquisitions related expenses, net change in fair value of derivative instrument, and interest expense on financial liabilities measured at amortised cost for the quarter ended December 31, 2016, diluted loss per share would have been $0.30 in the quarter ended December 31, 2017, compared to diluted loss per share of $0.12 in the quarter ended December 31, 2016.

Liquidity. As of December 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was $415.4 million.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended December 31, 2017 beginning at 7:30 a.m. EST on February 8, 2018. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 3848459. A live webcast of the conference call will also be available through the “Investor Relations” section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-(855)-859-2056 and using passcode 3848459. A one month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

The Company’s revenues are recognized on a “net” basis when we are acting as an agent, and on a “gross” basis when it is the primary obligor. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis since the Company is the primary obligor in the arrangement and assumes the risks and responsibilities, including the responsibility for delivery of services. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while the cost of procuring the relevant services and products for sale to customers in this business is classified as service cost. The Company evaluates its financial performance based on revenue less service costs, which is a non-IFRS measure calculated as revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding certain customer discounts in the nature of promotion expenses which had been adjusted against revenue, as it believes that revenue less service costs reflects more accurately the value addition of the travel services that it provides to customers in its packages business where it is the primary obligor and is similar to the revenue on a “net” basis for its air ticketing and hotels business where it acts as an agent. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. The Company’s revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency are useful in measuring the results of the Company. The Company believes that its current calculations of adjusted operating profit (loss), adjusted net profit (loss), adjusted diluted earnings (loss) per share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring the results of the Company and provide investors and analysts a more accurate representation of its operating results. The Company believes that investors and analysts in its industry use these non-IFRS measures to compare the Company and its performance to that of its global peers.

The IFRS measures most directly comparable to adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, share of loss of equity-accounted investees, net change in the fair value of derivative financial instruments, interest expense on financial liabilities measured at amortized cost, net change in value of financial liability related to business combination, and income tax expense (benefit)) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share instead of operating profit (loss), net profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss), adjusted net profit (loss) and adjusted diluted earnings (loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans.  Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated July 18, 2017, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 50,000 domestic accommodation properties in India and more than 500,000 properties outside India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2017	As at December 31, 2017
Assets
Property, plant and equipment	15,334	14,429
Intangible assets and goodwill	1,170,727	1,176,578
Trade and other receivables, net	2,176	1,693
Investment in equity-accounted investees	18,212	16,511
Other investments	5,791	6,005
Term deposits	20,162	172
Non-current tax assets	19,306	20,961
Other non-current assets	29,658	14,832
Employee benefits	229	—
Total non-current assets	1,281,595	1,251,181
Inventories	251	976
Current tax assets	81	92
Trade and other receivables, net	35,108	54,516
Term deposits	75,511	188,992
Other current assets	50,232	78,651
Cash and cash equivalents	101,704	226,257
Assets held for sale	302	1,166
Total current assets	263,189	550,650
Total assets	1,544,784	1,801,831
Equity
Share capital	46	51
Share premium	1,607,373	1,948,457
Reserves	952	2,967
Accumulated deficit	(298,581)	(472,978)
Share based payment reserve	61,410	79,352
Foreign currency translation reserve	33,601	51,779
Total equity attributable to equity holders of the Company	1,404,801	1,609,628
Non-controlling interests	661	1,465
Total equity	1,405,462	1,611,093
Liabilities
Loans and borrowings	523	537
Employee benefits	2,946	3,822
Deferred revenue	265	103
Deferred tax liabilities, net	159	125
Other non-current liabilities	1,027	2,437
Total non-current liabilities	4,920	7,024
Loans and borrowings	226	252
Trade and other payables	121,563	168,091
Deferred revenue	3,045	1,310
Other current liabilities	9,568	14,061
Total current liabilities	134,402	183,714
Total liabilities	139,322	190,738
Total equity and liabilities	1,544,784	1,801,831

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31,		For the nine months ended December 31,
	2016	2017	2016	2017
Revenue
Air ticketing	38,216	40,474	85,652	122,121
Hotels and packages	82,175	113,720	235,374	346,568
Other revenue	2,857	18,283	6,557	48,761
Total revenue	123,248	172,477	327,583	517,450
Other income	93	174	299	258
Service cost
Procurement cost of hotel and packages services	46,703	43,730	138,974	134,358
Other cost of providing services	—	1,661	—	4,856
Personnel expenses	13,652	26,894	41,036	85,730
Marketing and sales promotion expenses	44,552	108,971	145,589	357,939
Other operating expenses	18,202	32,632	54,290	90,487
Depreciation and amortization	3,377	6,931	8,064	22,085
Results from operating activities	(3,145)	(48,168)	(60,071)	(177,747)
Finance income	28,522	3,703	44,565	4,383
Finance costs	8,381	268	20,295	881
Net finance income	20,141	3,435	24,270	3,502
Share of loss of equity-accounted investees	(388)	(699)	(1,225)	(1,873)
Profit (Loss) before tax	16,608	(45,432)	(37,026)	(176,118)
Income tax benefit (expense)	(52)	84	(179)	(5)
Profit (Loss) for the period	16,556	(45,348)	(37,205)	(176,123)
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	(173)	(582)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(770)	26,545	(1,123)	18,175
Net change in fair value of available-for-sale financial assets	(724)	1,531	(640)	2,015
	(1,494)	28,076	(1,763)	20,190

Other comprehensive income (loss) for the period, net of tax	(1,494)	28,076	(1,936)	19,608
Total comprehensive income (loss) for the period	15,062	(17,272)	(39,141)	(156,515)
Profit (Loss) attributable to:
Owners of the Company	16,556	(45,115)	(37,205)	(175,336)
Non-controlling interests	—	(233)	—	(787)
Profit (Loss) for the period	16,556	(45,348)	(37,205)	(176,123)
Total comprehensive income (loss) attributable to:
Owners of the Company	15,062	(17,070)	(39,141)	(155,725)
Non-controlling interests	—	(202)	—	(790)
Total comprehensive income (loss) for the period	15,062	(17,272)	(39,141)	(156,515)
Earnings (Loss) per share (in USD)
Basic	0.33	(0.45)	(0.84)	(1.75)
Diluted	0.31	(0.45)	(0.84)	(1.75)
Weighted average number of shares (including Class B Shares)
Basic	49,752,168	101,344,754	44,342,857	99,977,193
Diluted	52,852,806	101,344,754	44,342,857	99,977,193

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	(175,336)	—	—	(175,336)	(787)	(176,123)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	18,178	18,178	(3)	18,175
Net change in fair value of available-for-sale financial assets	—	—	2,015	—	—	—	2,015	—	2,015
Remeasurement of defined benefit (asset) liability	—	—	—	(582)	—	—	(582)	—	(582)
Total other comprehensive income (loss)	—	—	2,015	(582)	—	18,178	19,611	(3)	19,608
Total comprehensive income (loss) for the period	—	—	2,015	(175,918)	—	18,178	(155,725)	(790)	(156,515)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	33,178	—	33,178	96	33,274
Issue of ordinary shares on exercise of share based awards	—	15,228	—	—	(15,217)	—	11	—	11
Transfer to accumulated deficit on expiry of share based awards	—	—	—	19	(19)	—	—	—	—
Issue of ordinary shares in placement offering	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	5	341,084	—	19	17,942	—	359,050	96	359,146
Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	5	341,084	—	1,521	17,942	—	360,552	1,594	362,146
Balance as at December 31, 2017	51	1,948,457	2,967	(472,978)	79,352	51,779	1,609,628	1,465	1,611,093

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31,
	2016	2017
Loss for the period	(37,205)	(176,123)
Adjustments for non-cash items	(5,644)	54,036
Change in working capital	(3,237)	20,014
Net cash generated from (used in) operating activities	(46,086)	(102,073)
Net cash generated from (used in) investing activities	72,305	(100,214)
Net cash generated from (used in) financing activities	(6,651)	328,194
Increase (decrease) in cash and cash equivalents	19,568	125,907
Cash and cash equivalents at beginning of the period	46,273	101,704
Effect of exchange rate fluctuations on cash held	(1,026)	(1,354)
Cash and cash equivalents at end of the period	64,815	226,257

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands, except per share data)

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017
Revenue as per IFRS	38,216	40,474	82,175	113,720	2,857	18,283	123,248	172,477
Add: Expense in nature of promotions adjusted against revenue	—	10,450	—	13,871	—	—	—	24,321
	38,216	50,924	82,175	127,591	2,857	18,283	123,248	196,798
Less: Service cost as per IFRS	—	—	46,703	43,730	—	1,661	46,703	45,391
Revenue less service cost	38,216	50,924	35,472	83,861	2,857	16,622	76,545	151,407

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2016	2017	2016	2017	2016	2017	2016	2017
Revenue as per IFRS	85,652	122,121	235,374	346,568	6,557	48,761	327,583	517,450
Add: Expense in nature of promotions adjusted against revenue	—	21,469	—	32,108	—	—	—	53,577
	85,652	143,590	235,374	378,676	6,557	48,761	327,583	571,027
Less: Service cost as per IFRS	—	—	138,974	134,358	—	4,856	138,974	139,214
Revenue less service cost	85,652	143,590	96,400	244,318	6,557	43,905	188,609	431,813

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2016	2017	2016	2017
Results from operating activities as per IFRS	(3,145)	(48,168)	(60,071)	(177,747)
Add: Employee share-based compensation costs	2,738	10,593	9,131	33,274
Add: Merger and acquisitions related expenses	1,331	—	1,809	—
Add: Acquisition related intangibles amortization	398	3,664	1,198	11,033
Add: Severance cost related to a prior acquisition	—	—	—	2,180
Adjusted Operating Profit (Loss)	1,322	(33,911)	(47,933)	(131,260)

Reconciliation of Adjusted Net Loss	For the three months ended December 31,		'For the nine months ended December 31,
(Unaudited)	2016	2017	2016	2017
Profit (Loss) for the period as per IFRS	16,556	(45,348)	(37,205)	(176,123)
Add: Employee share-based compensation costs	2,738	10,593	9,131	33,274
Add: Merger and acquisitions related expenses	1,331	—	1,809	—
Add: Acquisition related intangibles amortization	398	3,664	1,198	11,033
Add: Severance cost related to a prior acquisition	—	—	—	2,180
Add (Less): Net Change in fair value of derivative instrument	(27,883)	—	(42,427)	—
Add: Interest expense on financial liabilities measured at amortised cost	526	—	8,210	—
Add: Share of loss of equity-accounted investees	388	699	1,225	1,873
Add: Net change in value of financial liability in business combination	—	—	2	—
Add (Less): Income tax expense (benefit)	52	(84)	179	5
Adjusted Net Loss	(5,894)	(30,476)	(57,878)	(127,758)
Adjusted Earnings (Loss) per share
Diluted	(0.12)	(0.30)	(1.31)	(1.28)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2016	2017	2016	2017
	(in US$)
Diluted Earnings (Loss) per share for the period as per IFRS	0.31	(0.45)	(0.84)	(1.75)
Add: Employee share-based compensation costs	0.06	0.10	0.21	0.33
Add: Merger and acquisitions related expenses	0.03	—	0.04	—
Add: Acquisition related intangibles amortization	0.01	0.04	0.03	0.10
Add: Severance cost related to a prior acquisition	—	—	—	0.02
Add (Less): Net Change in fair value of derivative instrument	(0.56)	—	(0.98)	—
Add: Interest expense on financial liabilities measured at amortised cost	0.01	—	0.19	—
Add: Share of loss of equity-accounted investees	0.01	0.01	0.03	0.02
Add : Net change in value of financial liability in business combination	—	—	*	—
Add (Less): Income tax expense (benefit)	0.01	*	0.01	*
Adjusted Diluted Earnings (Loss) per share	(0.12)	(0.30)	(1.31)	(1.28)

*	Less than $0.01.

(Unaudited)	For the three months ended December 31, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	5.9%	38.4%	540.1%	39.9%	33.3%	136.4%	481.8%	97.8%
Impact of Foreign Currency Translation	-3.1%	-4.3%	-6.0%	-4.0%	-3.1%	-4.9%	-6.0%	-4.0%
Constant Currency Growth	2.8%	34.1%	534.2%	36.0%	30.2%	131.5%	475.8%	93.8%

(Unaudited)	For the nine months ended December 31, 2017
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	42.6%	47.2%	643.7%	58.0%	67.6%	153.4%	569.6%	128.9%
Impact of Foreign Currency Translation	-4.1%	-4.0%	-4.9%	-4.1%	-4.1%	-5.0%	-4.9%	-4.6%
Constant Currency Growth	38.4%	43.2%	638.7%	53.9%	63.5%	148.4%	564.7%	124.3%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA (Unaudited)

	For the three months ended June 30,		For the three months ended September 30,		For the three months ended December 31,		For the nine months ended December 31,
	2016	2017	2016	2017	2016	2017	2016	2017
	(in thousands, except percentages)
Number of transactions
Air ticketing	2,150	3,420	2,199	3,537	2,319	3,980	6,668	10,937
Hotels and packages	1,549	3,575	1,464	3,524	1,507	3,239	4,520	10,338

Number of flight segments / room nights
Air ticketing - Flight segments	4,727	7,835	4,692	7,723	5,132	8,463	14,551	24,021
Hotels and packages - Room nights	2,345	5,800	2,211	5,632	2,411	5,592	6,967	17,024

Revenue less service cost:
Air ticketing	$23,880	$45,613	$23,556	$47,053	$38,216	$50,924	$85,652	$143,590
Hotels and packages	33,213	81,263	27,715	79,194	35,472	83,861	96,400	244,318
Other revenue	1,775	14,338	1,925	12,945	2,857	16,622	6,557	43,905
	$58,868	$141,214	$53,196	$139,192	$76,545	$151,407	$188,609	$431,813
Gross Bookings
Air ticketing	$369,253	$649,966	$341,820	$621,720	$378,172	$689,647	$1,089,245	$1,961,333
Hotels and packages	196,691	374,351	151,670	342,303	182,572	367,850	530,933	1,084,504

Net revenue margins
Air ticketing(1)	6.5%	7.0%	6.9%	7.6%	10.1%	7.4%	7.9%	7.3%
Hotels and packages	16.9%	21.7%	18.3%	23.1%	19.4%	22.8%	18.2%	22.5%
Adjusted Operating Profit (Loss)	$(24,257)	$(52,328)	$(24,998)	$(45,022)	$1,322	$(33,911)	$(47,933)	$(131,260)

(1)

Excluding incremental revenue as described in “Fiscal 2018 Third Quarter Financial Results” section above, the net revenue margin for air ticketing would be 7.8% for the three months ended December 31, 2016 and 7.0% for the nine months ended December 31, 2016.

	For the three months ended December 31,
	2016
Proforma Basis	MakeMyTrip	ibibo Group(2)	Proforma Combined Company (2)	2017
	(in thousands)
Number of flight segments / room nights
Air ticketing - Flight segments	5,132	2,145	7,277	8,463
Hotels and packages - Room nights	2,411	2,247	4,658	5,592
MMT India Standalone Hotels – Online – Room nights	2,025	2,174	4,199	5,392

(2)

The values for ibibo Group are based on management estimates. Pro forma combined company values combine the historical values for ibibo Group and MakeMyTrip as if the acquisition of ibibo group by MakeMyTrip had occurred on April 1, 2016. The acquisition of ibibo group by MakeMyTrip closed on January 31, 2017. The pro forma combined company values have not been adjusted to give effect to any pro forma events resulting from the acquisition, including, without limitation, costs savings, operating synergies or revenue enhancements. The pro forma combined information is not necessarily indicative of what the combined MakeMyTrip and ibibo Group values actually would have been had the acquisition been completed as of April 1, 2016.